FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 28, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date:April 28, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2017

Taipei, Taiwan, R.O.C., April 28, 2017 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), among the world’s leading companies in semiconductor packaging and testing, today reported unaudited net revenues1 of NT$66,551 million for the first quarter of 2017 (1Q17), up by 7% year-over-year and down by 14% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$2,569 million, down from a net income attributable to shareholders of the parent of NT$3,882 million in 1Q16 and down from a net income attributable to shareholders of the parent of NT$7,965 million in 4Q16. Basic earnings per share for the quarter were NT$0.33 (or US$0.054 per ADS), compared to basic earnings per share of NT$0.51 for 1Q16 and NT$1.04 for 4Q16. Diluted earnings per share for the quarter were NT$0.30 (or US$0.047 per ADS), compared to diluted earnings per share of NT$0.40 for 1Q16 and NT$0.88 for 4Q16.

RESULTS OF OPERATIONS

1Q17 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 45%, 10%, 44%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$54,573 million for the quarter, down from NT$61,751 million in 4Q16.

-	Raw material cost totaled NT$31,285 million for the quarter, representing 47% of total net revenues.

-	Labor cost totaled NT$8,857 million for the quarter, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,937 million for the quarter.

●	Gross margin decreased 1.9 percentage points to 18.0% in 1Q17 from 19.9% in 4Q16.

●	Operating margin was 7.9% in 1Q17 compared to 10.5% in 4Q16.

●	In terms of non-operating items:

-	Net interest expense was NT$435 million.

-	Net foreign exchange gain of NT$2,891 million was primarily attributable to the depreciation of the U.S. dollar against the NT dollar.

1All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

-	Loss on valuation of financial assets and liabilities was NT$3,964 million.

-	Net loss on equity-method investments was NT$162 million, including NT$54 million of the share of loss from our investment in Siliconware Precision Industries Co., Ltd.

-	Other net non-operating income of NT$299 million were primarily related to miscellaneous income. Total non-operating expenses for the quarter was NT$1,371 million.

●	Income before tax was NT$3,857 million for 1Q17, compared to NT$9,669 million in 4Q16. We recorded income tax expenses of NT$886 million for the quarter, compared to NT$1,274 million in 4Q16.

●	In 1Q17, net income attributable to shareholders of the parent was NT$2,569 million, compared to net income attributable to shareholders of the parent of NT$3,882 million in 1Q16 and net income attributable to shareholders of the parent of NT$7,965 million in 4Q16.

●	Our total number of shares outstanding at the end of the quarter was 8,273,546,046, including treasury stock owned by our subsidiaries. Our 1Q17 basic earnings per share of NT$0.33 (or US$0.054 per ADS) were based on 7,700,388,418 weighted average number of shares outstanding in 1Q17. Our 1Q17 diluted earnings per share of NT$0.30 (or US$0.047 per ADS) were based on 7,931,316,437 weighted average number of shares outstanding in 1Q17.

1Q17 Results Highlights – IC ATM2

●	Cost of revenues was NT$29,550 million for the quarter, down by 7% sequentially.

-	Raw material cost totaled NT$8,698 million for the quarter, representing 23% of total net revenues.

-	Labor cost totaled NT$7,750 million for the quarter, representing 20% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,454 million for the quarter.

●	Gross margin decreased 3.8 percentage points to 23.0% in 1Q17 from 26.8% in 4Q16.

●	Operating margin was 10.4% in 1Q17 compared to 14.7% in 4Q16.

1Q17 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$26,249 million, down by 15% sequentially.

-	Raw material cost totaled NT$22,631 million for the quarter, representing 77% of total net revenues.

-	Labor cost totaled NT$1,097 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$502 million for the quarter.

●	Gross margin increased to 10.6% in 1Q17 from 10.4% in 4Q16.

●	Operating margin increased to 4.2% in 1Q17 from 4.8% in 4Q16.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 1Q17 totaled US$155 million, of which US$120 million were used in packaging operations, US$31 million in testing operations, US$3 million in EMS operations and US$1 million in interconnect materials operations.

●	As of March 31, 2017, total unused credit lines amounted to NT$183,034 million.

●	Current ratio was 1.38 and net debt to equity ratio was 0.30 as of March 31, 2017.

2ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	Total number of employees was 66,164 as of March 31, 2017, compared to 66,711 as of December 31, 2016.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations during the quarter was 20.7%, down by 3.4 percentage points from 4Q16.

●	Capital expenditures for our packaging operations amounted to US$120 million for the quarter, of which US$78 million were used in purchases of wafer bumping and flip chip packaging equipment, and US$42 million were used in purchase of common equipment, SiP equipment and wirebond packaging equipment.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,759 million during the quarter, up from NT$1,806 million in 4Q17.

●	Gross margin for our testing operations amounted to 33.4% during the quarter, down by 5.0 percentage points from 4Q16.

●	Capital expenditures for our testing operations amounted to US$31 million during the quarter.

EMS Operations

●	Gross margin for our EMS operations amounted to 10.6% during the quarter, up by 0.2 percentage points from 4Q16.

●	Capital expenditures for our EMS operations amounted to US$3 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,090 million for the quarter, down by NT$81 million, or by 4% from 4Q16. Of the total output of NT$2,090 million, NT$892 million was from sales to external customers.

●	Gross margin for substrate operations was 12.0% for the quarter, down by 1.8 percentage points from 4Q16.

●	In 1Q17, our internal substrate manufacturing operations supplied 27% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 31% of our total net revenues in 1Q17, compared to 33% in 4Q16. No customer accounted for more than 10% of our total net revenues in 1Q17.

●	Our top 10 customers contributed 47% of our total net revenues for the quarter, compare to 50% in 4Q16.

●	Our customers that are integrated device manufacturers or IDMs accounted for 36% of our total net revenues for the quarter, compared to 35% in 4Q16.

EMS Basis

●	Our five largest customers together accounted for approximately 81% of our total net revenues in 1Q17, compared to 83% in 4Q16. One customer accounted for more than 10% of our total net revenues in 1Q17.

3IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

●	Our top 10 customers contributed 90% of our total net revenues during the quarter, compared to 91% in 4Q16.

ASE-SPIL Transaction Update

●	ASE and SPIL submitted the required materials to the Taiwan Fair Trade Commission (the “TFTC”) on July 29, 2016 and the TFTC issued a no objection letter in respect of the transaction.

●	ASE and SPIL submitted the required materials to the Ministry of Commerce of the People’s Republic of China ("MOFCOM") on August 25, 2016. MOFCOM formally accepted the parties’ notification materials on December 14, 2016. On April 12, 2017, ASE received MOFCOM's notice extending its review to Phase III review.

●	The parties are continuing to cooperate with the U.S. Federal Trade Commission’s (“FTC”) investigation, and are working toward a goal of successfully completing the investigation as soon as possible.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the second quarter of 2017 to be as follows:

●	IC ATM 2Q17 business and gross margin should both be similar to previous quarter;

●	EMS 2Q17 business should be similar to the average of 2Q16 and 3Q16 levels;

●	EMS 2Q17 gross margin should be similar to previous quarter.

About ASE, Inc.

ASE is among the world’s leading companies in semiconductor packaging and testing sector, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the share exchange contemplated by a joint share exchange agreement between Siliconware Precision Industries Co., Ltd. and us; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2016 Annual Report on Form 20-F filed on April 21, 2017.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	1Q/17	4Q/16	1Q/16
Net Revenues	38,385	43,463	35,543
Revenues by Application
Communication	50%	53%	51%
Computer	11%	10%	12%
Automotive, Consumer & Others	39%	37%	37%

Packaging Operations

Amounts in NT$ Millions	1Q/17	4Q/16	1Q/16
Net Revenues	31,061	35,242	28,597
Revenues by Packaging Type
Bumping, Flip Chip, WLP & SiP	31%	32%	29%
IC Wirebonding	58%	57%	62%
Discrete and Others	11%	11%	9%
Capacity
CapEx (US$ Millions)*	120	87	62
Number of Wirebonders	15,963	15,897	15,629

Testing Operations

Amounts in NT$ Millions	1Q/17	4Q/16	1Q/16
Net Revenues	6,365	7,303	5,995
Revenues by Testing Type
Final test	81%	77%	78%
Wafer sort	15%	20%	18%
Engineering test	4%	3%	4%
Capacity
CapEx (US$ Millions)*	31	30	47
Number of Testers	3,782	3,739	3,453

EMS Operations

Amounts in NT$ Millions	1Q/17	4Q/16	1Q/16
Net Revenues	29,363	34,634	24,788
Revenues by End Application
Communication	49%	53%	51%
Computer	15%	14%	19%
Consumer	22%	20%	15%
Industrial	7%	7%	7%
Automotive	6%	5%	7%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	3	6	2

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2017	Dec. 31 2016	Mar. 31 2016
Net revenues:
Packaging	29,806	33,620	28,036
Testing	6,365	7,303	5,995
Direct Material	892	806	892
EMS	29,355	34,627	24,749
Others	133	772	2,699
Total net revenues	66,551	77,128	62,371

Cost of revenues	(54,573)	(61,751)	(50,922)
Gross profit	11,978	15,377	11,449

Operating expenses:
Research and development	(2,763)	(3,091)	(2,608)
Selling, general and administrative	(3,987)	(4,153)	(3,635)
Total operating expenses	(6,750)	(7,244)	(6,243)
Operating income	5,228	8,133	5,206

Net non-operating (expenses) income:
Interest expense - net	(435)	(451)	(527)
Foreign exchange gain (loss)	2,891	(308)	881
Gain (loss) on valuation of financial assets and liabilities	(3,964)	1,940	(360)
Gain (loss) on equity-method investments[4]	(162)	427	103
Others	299	(72)	71
Total non-operating income (expenses)	(1,371)	1,536	168
Income before tax	3,857	9,669	5,374

Income tax expense	(886)	(1,274)	(1,318)
Income from continuing operations and before noncontrolling interest	2,971	8,395	4,056
Noncontrolling interest	(402)	(430)	(174)

Net income attributable to shareholders of the parent	2,569	7,965	3,882

Per share data:
Earnings (losses) per share
– Basic	NT$0.33	NT$1.04	NT$0.51
– Diluted	NT$0.30	NT$0.88	NT$0.40

Earnings (losses) per equivalent ADS
– Basic	US$0.054	US$0.164	US$0.077
– Diluted	US$0.047	US$0.140	US$0.060

Number of weighted average shares used in diluted EPS calculation (in thousands)	7,931,316	8,255,657	8,293,278

Exchange rate (NT$ per US$1)	31.20	31.62	33.07

4As of September 30, 2016, we have completed the identification of the difference between the cost of the investment and our share of the net fair value of SPIL’s identifiable assets and liabilities. Accordingly, we retrospectively adjusted the provisional amounts recognized at the acquisition dates in September 2015, March and April 2016, respectively.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2017	Dec. 31 2016	Mar. 31 2016
Net revenues:
Packaging	31,061	35,242	28,597
Testing	6,365	7,303	5,995
Direct Material	935	898	931
Others	24	20	20
Total net revenues	38,385	43,463	35,543

Cost of revenues	(29,550)	(31,816)	(27,711)
Gross profit	8,835	11,647	7,832

Operating expenses:
Research and development	(2,000)	(2,269)	(1,922)
Selling, general and administrative	(2,850)	(3,003)	(2,688)
Total operating expenses	(4,850)	(5,272)	(4,610)
Operating income	3,985	6,375	3,222

Net non-operating (expenses) income:
Interest expense - net	(498)	(499)	(604)
Foreign exchange gain (loss)	2,868	(432)	834
Gain (loss) on valuation of financial assets and liabilities	(4,072)	1,881	(261)
Gain (loss) on equity-method investments[4]	610	1,617	1,149
Others	325	104	124
Total non-operating income (expenses)	(767)	2,671	1,242
Income before tax	3,218	9,046	4,464

Income tax expense	(570)	(967)	(529)
Income from continuing operations and before noncontrolling interest	2,648	8,079	3,935
Noncontrolling interest	(79)	(114)	(53)

Net income attributable to shareholders of the parent	2,569	7,965	3,882

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2017	Dec. 31 2016	Mar. 31 2016
Net revenues:
Total net revenues	29,363	34,634	24,788

Cost of revenues	(26,249)	(31,038)	(22,781)
Gross profit	3,114	3,596	2,007

Operating expenses:
Research and development	(780)	(840)	(710)
Selling, general and administrative	(1,101)	(1,099)	(920)
Total operating expenses	(1,881)	(1,939)	(1,630)
Operating income	1,233	1,657	377

Net non-operating (expenses) income:
Total non-operating income	217	114	78
Income before tax	1,450	1,771	455

Income tax expense	(303)	(509)	(81)
Income from continuing operations andefore noncontrolling interest	1,147	1,262	374
Noncontrolling interest	(313)	(305)	(108)

Net income attributable to shareholders of the parent	834	957	266

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

As of Mar. 31, 2017		As of Dec. 31, 2016

Current assets:
Cash and cash equivalents	42,474	38,392
Financial assets – current	3,720	3,895
Notes and accounts receivable	43,728	51,145
Inventories	42,616	45,626
Others	3,835	3,732
Total current assets	136,373	142,790

Financial assets – non current & Investments – equity method	52,200	52,174
Property plant and equipment	140,072	143,880
Intangible assets	11,922	12,120
Prepaid lease payments	2,081	2,237
Others	4,901	4,742
Total assets	347,549	357,943

Current liabilities:
Short-term borrowings	13,400	20,956
Current portion of bonds payable	15,179	9,658
Current portion of long-term borrowings & capital lease obligations	7,218	6,683
Notes and accounts payable	30,621	35,804
Others	32,173	31,375
Total current liabilities	98,591	104,476

Bonds payable	28,476	27,342
Long-term borrowings & capital lease obligations	33,639	47,013
Other liabilities	10,053	9,765
Total liabilities	170,759	188,596
Shareholders of the parent	164,887	157,355

Noncontrolling interest	11,903	11,992
Total liabilities & shareholders’ equity	347,549	357,943

Current Ratio	1.38	1.37

Net Debt to Equity	0.30	0.41